                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __)*



        American Income Fund I-E, a Massachusetts Limited Partnership
   ------------------------------------------------------------------------
                                 (Name of Issuer)

                Units Representing Limited Partnership Interest
   ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       None
   ------------------------------------------------------------------------
                                  (CUSIP Number)

                    Gary D. Engle, President, ONC I Corp.
                 88 Broad Street, Boston, Massachusetts 02110
                                  (617) 854-5800
   ------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  January 30, 1998
   ------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                    SCHEDULE 13D


CUSIP No.  None                                             Page 2 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Old North Capital Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                        (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                     / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

NUMBER OF      7.  SOLE VOTING POWER
 SHARES            87,118.15

BENEFICIALLY   8.  SHARED VOTING POWER
 OWNED BY          None

  EACH         9.  SOLE DISPOSITIVE POWER
REPORTING          87,118.15

PERSON         10. SHARED DISPOSITIVE POWER
 WITH              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     87,118.15

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9%

14.  TYPE OF REPORTING PERSON
     PN

                                   SCHEDULE 13D


CUSIP No.  None                                             Page 3 of 8 Pages



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gary D. Engle

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                        (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                     / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

NUMBER OF      7.  SOLE VOTING POWER
 SHARES            110,590(1)

BENEFICIALLY   8.  SHARED VOTING POWER
  OWNED BY         None

 EACH          9.  SOLE DISPOSITIVE POWER
REPORTING          110,590(1)

PERSON         10. SHARED DISPOSITIVE POWER
 WITH              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     110,590(1)
     (1) Beneficial ownership disclaimed.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.5%

14.  TYPE OF REPORTING PERSON
     IN

                                   SCHEDULE 13D


CUSIP No.  None                                             Page 4 of 8 Pages


ITEM 1. SECURITY AND ISSUER

     This Statement relates to units (the "Units") representing limited partnership interest of American Income Fund I-E, a Massachusetts Limited Partnership (the "Issuer"), which has its principal executive offices at 88 Broad Street, Boston, Massachusetts 02110.

ITEM 2. IDENTITY AND BACKGROUND

     The persons filing this Statement are Old North Capital Limited Partnership (the "Partnership") and Gary D. Engle.

     The Partnership is a Massachusetts limited partnership engaged in the business of acquiring, owning, leasing, financing, pledging and otherwise encumbering, disposing of and otherwise dealing with real and/or personal property, including economic interests in any one or more other partnerships or entities or pursuant to any contract, agreement or instrument. The general partner of the Partnership is ONC
     I Corp. (the "General Partner"), a Massachusetts corporation. The sole activity of the General Partner is acting as the general partner of the Partnership. Mr. Engle, James A. Coyne and Geoffrey A. MacDonald are the executive officers and directors of the General Partner; each of them is a U.S. citizen. Mr. Engle is President and Chief Executive Officer of Equis Corporation, the general partner of Equis Financial Group Limited Partnership ("Equis"), Mr. Coyne is Executive Vice President, Capital Markets, of Equis Corporation and Mr. MacDonald is Chairman of Equis Corporation. Equis is a Massachusetts limited partnership engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Engle controls the General Partner. Mr. Engle also controls the general partner of the Issuer. The business address of each of the Partnership, the General Partner and Mr. MacDonald is 88 Broad Street, Boston, Massachusetts 02110. The business address of each of Equis, Mr. Engle and Mr. Coyne is One Canterbury Green, Stamford, Connecticut 06901.

     During the last five years, neither the Partnership or Mr. Engle, nor, to the best knowledge of the Partnership and Mr. Engle, any of the other persons named in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 30, 1998, the Partnership acquired 82,186.15 Units for an aggregate cash purchase price of $542,171.35, and on February 9, 1998, the Partnership acquired 1,600 Units for an aggregate cash purchase price of $8,160.00. The source of the funds used in making the purchases was the working capital of the Partnership.

                                   SCHEDULE 13D


CUSIP No.  None                                             Page 5 of 8 Pages

ITEM 4. PURPOSE OF TRANSACTION

     The Partnership acquired the 82,186.15 Units and the 1,600 Units in privately-negotiated transactions that were initiated by the sellers.
     The Partnership did not acquire the Units with the intent of influencing the general partner of the Issuer or the business of the Issuer. The value of the Issuer's equipment portfolio decreases over time due to depreciation resulting from the age and usage of the equipment. As a result, the Issuer's fixed costs related to operating as a public entity increase as a percentage of the Issuer's equipment value. The general partner of the Issuer, which, like the Partnership, is controlled by Mr. Engle, is evaluating a variety of transactions that will reduce the Issuer's prospective costs and therefore enhance the overall value of the Units. Such a transaction could involve the sale of the Issuer's remaining equipment or it could be one that would permit the consolidation of the Issuer's expenses with other similarly-organized leasing programs. The ability of the general partner of the Issuer to conclude any such transaction is conditioned on a number of factors, including the market for used equipment, the market for securities of equipment-leasing companies and the Issuer's ability to resolve its currently outstanding litigation. There are no assurances that any transaction will be effectuated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Statement, the Partnership beneficially owns 87,118.15 Units, representing approximately 9.9% of the outstanding Units, and Mr. Engle beneficially owns 110,590 Units, representing approximately 12.5% of the outstanding Units. Of the Units beneficially owned by Mr. Engle, 87,118.15 are beneficially owned by the Partnership and 23,472 are beneficially owned by Atlantic Acquisition Limited Partnership, a Massachusetts limited partnership that is controlled by Mr. Engle. The Partnership disclaims any beneficial ownership of the Units owned Atlantic, and Mr. Engle disclaims any beneficial ownership of the Units owned by the Partnership or Atlantic. No other person named in Item 2 owns any Units. The Partnership has sole power to vote and to dispose of the Units owned by it, and Atlantic has sole power to vote and to dispose of the Units owned by it.

     Except as described in Item 3 above, there have been no transactions in Units of the Issuer by the Partnership, Atlantic or any of the other persons identified in Item 2 above during the 60-day period prior to the date of this Statement.

     Except for the respective partners comprising the Partnership and Atlantic, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by the Partnership or Atlantic.

                                   SCHEDULE 13D


CUSIP No.  None                                             Page 6 of 8 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Joint Filing Agreement dated February 10, 1998, between Old North Capital Limited Partnership and Gary D. Engle.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       OLD NORTH CAPITAL LIMITED
     February 10, 1998                 PARTNERSHIP
----------------------------
          Date

                                        By: ONC I Corp., its general partner

                                        By: /s/ Gary D. Engle
                                            -----------------------
                                            Name: Gary D. Engle
                                            Title: President

     February 10, 1998                  /s/ Gary D. Engle
----------------------------            --------------------
          Date                          Name: Gary D. Engle

                                   SCHEDULE 13D


CUSIP No.  None                                             Page 7 of 8 Pages




                                   EXHIBIT INDEX

Exhibit                                                            Page Number
-------                                                            -----------

     Joint Filing Agreement dated February 10, 1998, between Old        8
     North Capital Limited Partnership and Gary D. Engle.

                                   SCHEDULE 13D


CUSIP No.  None                                             Page 8 of 8 Pages



                                                       Exhibit 1
                                                       ---------

                               JOINT FILING AGREEMENT

     As required by Rule 13d-1(f) of the General Rules and Regulations under the Securities Exchange Act of 1934, we hereby agree that the statement on
Schedule 13D to which this Agreement is an Exhibit is filed on behalf of each of us.

     IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of us as of February 10, 1998.

                                        OLD NORTH CAPITAL LIMITED
                                        PARTNERSHIP
                                        By: ONC I Corp., its general partner

                                        By: /s/ Gary D. Engle
                                            ----------------------
                                            Name: Gary D. Engle
                                            Title: President

                                        /s/ Gary D. Engle
                                        -------------------------
                                        Name: Gary D. Engle